Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Panasonic Electric Works Co., Ltd.

Subject Company: Panasonic Electric Works Co., Ltd. (SEC File No. 132-02715)

December 21, 2010

To whom it may concern:

	Company Name:	Panasonic Electric Works Co., Ltd.

	Representative:	Shusaku Nagae, President
(Stock Code: 6991, First Section at the Tokyo Stock Exchange and the Osaka Securities Exchange)

	Contact:	Mototsugu Sato, Executive Officer, Head of Financial Management Department (Tel: +81-6-6908-1131)

Notice on Holding of Extraordinary General Meeting of Shareholders, Fixing of Record Date for Convening the Extraordinary General Meeting of Shareholders, and Partial Amendment to Articles of Incorporation

Panasonic Electric Works Co., Ltd. (the “Company”) resolved, at a meeting of its board of directors held today, to consummate a share exchange whereby Panasonic Corporation (“Panasonic”) will become a wholly-owning parent company and the Company will become a wholly-owned company (the “Share Exchange”), and today entered into a share exchange agreement (the “Share Exchange Agreement”) with Panasonic. The Company hereby announces that it has accordingly resolved to convene an extraordinary general meeting of shareholders (the “EGM”) to seek approval of the Share Exchange Agreement and the partial amendment to the Company’s Articles of Incorporation (the “Amendment to the Articles of Incorporation”), and has also resolved to fix the record date for the convocation of such EGM, as described below:

1.	Date and Place of, and Items to be Brought before the EGM

(1)	Date and Place of the EGM

Date: 10:00 a.m., March 2, 2011 (Wednesday)

Place: Hall on the ground floor of Annex to the headquarters of the Company

(2)	Items to be Brought before the EGM

Item 1: Approval of the Share Exchange Agreement between the Company and Panasonic

Item 2: Partial amendment to the Articles of Incorporation

2.	Record Date for the EGM

For the purpose of determining the shareholders entitled to vote at the EGM scheduled to be held on March 2, 2011, the Company has fixed the record date for the EGM as January 12, 2011. The shareholders appearing or recorded on the shareholders’ register as of the close of the said record date shall be entitled to vote.

(1)	Date of Public Notice

December 22, 2010 (Wednesday)

(2)	Record Date

January 12, 2011 (Wednesday)

(3)	Method of Public Notice

Electronic public notice

(The relevant electronic public notice can be accessed on the Company’s website at the address below.)

http://panasonic-denko.co.jp/corp/koukoku/index.html

3.	Partial Amendment to the Articles of Incorporation

(1)	Purpose of Amendment to the Articles of Incorporation

Upon the completion of the Share Exchange to be effected on April 1, 2011, Panasonic will become the sole shareholder of the Company.

Therefore, the Company is to delete Article 12 of its current Articles of Incorporation, which specifies the record date for the annual general meeting of shareholders pursuant to Article 124, Paragraph 3 of the Corporation Act of Japan, and move up the article numbers of Article 13 and onward one by one, considering that such provision on the record date, which is premised on the existence of a number of shareholders, will become unnecessary.

Please note that the Amendment to the Articles of Incorporation will come into effect on March 31, 2011 subject to the approval and passage of resolution of Item 1 on the agenda (as specified above) at the EGM, as well as to the condition that the Share Exchange shall not have been canceled and that the Share Exchange Agreement for the Share Exchange shall not have become null by the day immediately preceding March 31, 2011.

(2)	Matters to be Amended

The Articles of Incorporation will be amended as follows:

(The changes are shown in underline.)

Current Articles of Incorporation	Proposed Amendment

Article 12. (Record Date for Voting Rights at Annual General Meetings of Shareholders)

The record date for voting rights at the annual general meetings of shareholders of the Company shall be March 31 of each year.

(Deleted)

Articles 13 to 35 (Texts have been omitted.)	Articles 12 to 34 (The article numbers of the current Articles 13 to 35 will be moved up one by one. The texts will be the same as the current ones.)

(3)	Schedule of Amendment to the Articles of Incorporation

Date of General Meeting of Shareholders for the Amendment to the Articles of Incorporation:	March 2, 2011 (Wednesday)

Effective Date of Amendment to the Articles of Incorporation:	March 31, 2011 (Thursday)

END

Panasonic Corporation has filed a registration statement on Form F-4 (“Form F-4”) with the SEC in connection with the proposed share exchange between Panasonic Electric Works Co., Ltd. and Panasonic Corporation (the “Share Exchange”). The Form F-4 for the Share Exchange contains a prospectus and other documents. If the Form F-4 is declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of Panasonic Electric Works Co., Ltd. prior to the shareholders’ meeting at which the Share Exchange will be voted upon. The Form F-4 and prospectus contain important information about Panasonic Electric Works Co., Ltd. and Panasonic Corporation, the Share Exchange and related matters. U.S. shareholders of Panasonic Electric Works Co., Ltd. are urged to read the Form F-4, the prospectus and other documents that have been and may be filed with the SEC in connection with the Share Exchange carefully before they make any decision at the shareholders’ meeting with respect to the Share Exchange. Any documents filed with the SEC in connection with the Share Exchange will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the following contact information.

1006, Oaza Kadoma, Kadoma City, Osaka 571-8501, Japan

Panasonic Corporation

Corporate Finance & IR Group

Masahito Yamamura

Telephone: 81-6-6908-1121

irinfo@gg.jp.panasonic.com

http://panasonic.net/

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